Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of remarks by Francis deSouza, Chief Executive Officer of Illumina, Inc. (“Illumina”), at the UBS Genomics 2.0 and MedTech Innovation Summit held on August 11, 2021.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - CEO & Director

CONFERENCE CALL PARTICIPANTS

John Newton Sourbeer UBS Investment Bank, Research Division - Equity Research Associate

PRESENTATION

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

So getting started here in the next panel. Happy to be hosting Francis deSouza from Illumina, President and CEO. Hi, Francis.

Francis A. deSouza - Illumina, Inc. - CEO & Director

John, how are you?

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Pretty good.

QUESTIONS AND ANSWERS

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

So I guess maybe just kind of getting started off with Q3 and '21 guidance the company just reported last week. The company has stated that they're seeing activity in both academic and clinical markets above pre-COVID levels. Can you maybe talk on the outlook for these 2 markets? And how has COVID changed the growth dynamics?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Sure, John. Now let me start with the safe harbor statement. I'm required to do this. Let me do this.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Sure.

Francis A. deSouza - Illumina, Inc. - CEO & Director

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I have been asked to remind you that my comments today could include forward-looking statements. You should refer to our SEC filings for a discussion of the risks and uncertainties that could cause results to differ materially from our current expectations. It's our intent that all forward-looking statements regarding our financial results and commercial activity made during today's discussion will be protected under the Private Securities Litigation Reform Act of 1995. So thank you.

Thank you for having us, Illumina, here, and it's a pleasure to continue to support the conference. It's a nice location, a little different from Park City, but equally beautiful. So thank you.

Yes, to your point, we're very, very happy with the results we had in Q2 building off the back of really strong results in Q1. So Q2, we knew it was going to be off to a fast start, given the start we had in Q1. And certainly, it had a fast start and then just kept getting faster. And we saw a number of things play out.

First, as you pointed out, it's clear that our research customers are back in the labs. And the new research modalities, whether it's single cell or spatial or proteomics, are really driving some really exciting experiments that are fueling the growth in parts that we are seeing in our research business. And then the strength we're seeing in the clinical markets, again, started in Q1 and is really coming -- is really fueled by the very dramatic expansion we saw in reimbursement in 2020.

So one of the sort of under-told stories of 2020 is that we saw dramatic increases in reimbursement for genomic testing. In genetic disease testing, we saw a tenfold increase in covered lives in the U.S. for whole genome, for whole exomes. We saw similar gains for similar increases in coverage in other areas of the clinical markets, strong gains for comprehensive genomic profiling and therapy selection in cancer. In NIPT, we saw United and Aetna reimburse average risk. And countries like Germany are starting to make progress.

So the big story, we think, in the clinical markets is really the expansion in reimbursement. That's driving a lot of the tests. And you're seeing that  in the great results from customers of ours, like the Nateras and the Guardants and so on.

And then we are -- we're happy. We're proud to be part of the effort to fight the pandemic. And now we're at the stage where we are working with 70 countries around the world on COVID surveillance to help track the emergence of new variants and help fight the pandemic. So that's sort of  the story of the quarter, if you like.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Yes. That's really helpful there, and I'll probably dig into some of those areas a little bit further. I guess maybe stepping back and just looking at Illumina's sequencing growth. From 2010 to 2015, growth was kind of in that mid-30% range. And then from 2016, 2019, it kind of slowed to around 15% range. And then 2020 happened, COVID disrupted that growth. Our diligence has kind of suggested that demand elasticity still remains, but the numbers were reflecting a much lower growth rate.

Maybe for your core research market, is it fair to think about the growth rate being more analogous to the last 5 years, given the lack of greenfield opportunities? Or maybe is there some way to think about that growth rate there?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. I think that we are entering sort of the next leg, if you like, of the genomics journey, in my opinion. We've been at this now for over 20 years  at Illumina, and the mission of the company hasn't changed. We're still about improving human health by unlocking the power of the genome, but there have been several legs to that journey. And I think we're entering sort of the next leg.

The first wave, if you like, or the first leg of the journey was about enabling the research community and understanding how the genome translates into health states and disease states. And that was from the late '90s all the way to 2013, '14. Now still lots of good research going on. But in 2013, '14, we started to see the emergence of the next wave, which was in addition to the terrific research happening, we started to see the emergence of clinical applications. We saw the first applications around NIPT enter the clinic, and then cancer therapy selection and genetic disease testing. And that was sort of the next wave, which is the emergence of these clinical applications.

And now we're entering, in my opinion, the third leg, which is just the strength in the clinical market. At Illumina, we're continuing to get closer to that 50% mark of our revenue coming from the clinic, and the clinical markets are the biggest markets. And in Q1, actually, for the first time in our history, our largest customer segment was the clinical segment. It's therapy selection in cancer. And that's growing very rapidly. And so those curves aren't going to cross again.

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And so when I think about your question, the growth rates, I'd say the growth rates looking forward aren't going to be the same as the last 5 years. And they're going to be driven a lot by the emergence of these big clinical markets.

The other dynamic that's playing out is the emergence of the global genomics market. For the first time in our history in Illumina, in Q1, more of our revenue came from outside the U.S. than from inside the U.S. And so we're seeing genomics become a truly global market. And again, some of the areas that you can see high growth from are outside the U.S. And so I think that's going to be another accretive factor when you think about the growth rate for us over the next 5 years compared to the last 5 years.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

(Operator Instructions) Maybe digging into a little bit more on oncology and genetic diseases, which testing was very strong in 2Q. Can you describe a little bit of the strength there? And is any of that catch-up from maybe disruption of COVID? Or what's the -- what are you seeing on trends there?

Francis A. deSouza - Illumina, Inc. - CEO & Director

I think we've all heard the stories, and I think we've seen the data, and we probably know people who have held off from going to hospitals last year. And undoubtedly, I think in the first part of this year, there was probably a little bit of catch-up in terms of people that have deferred sort of health appointments. But if you look at our markets, you can't really defer an NIPT test, for example, right? There is a window when it has to happen. And if you don't happen, then it's going to be behind and you're looking forward.

And so if I were to characterize it, I'd say for us, it wasn't so much -- the big driver wasn't really a catch-up bubble that was coming in as much as we're setting a new normal in terms of the size of the market that has access to genomic testing. In cancer, for example, we're now at the stage where 74% of lives in the U.S. are covered for some kind of genomic testing. Now that's a big step forward in the last 18 months.

In addition, you're seeing 2 dynamic -- another dynamic play out, which is not only do you have more lives that are covered for testing, but in cancer therapy selection, you're seeing a move towards larger panels. So comprehensive genomic profiling is really emerging as an important test across multiple cancer types. In fact, actually, just this week, the NCCN updated its guidelines. And in those updates, they have included CGP for bone cancers, for example. And that's sort of another step forward. And so we're continuing to see more momentum in cancer for covering the test and for doing the bigger tests. And obviously, both of those are really good news for patients, really good news for our customers that run those tests and then clearly have a good impact on us, too.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And I guess just looking back to the updated guidance with the raise in the revenue growing 32% to 34%. I believe you commented that NovaSeq instrument orders are at a record backlog. I think around 1/4 of those new instruments are going to new -- to Illumina customer. Can you talk a little bit on the demand trends that you're seeing for the second half of the year and how that flows into next year?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. I've been at Illumina now 8, maybe 9 years. I don't think I've seen the instrument backlog like this. A few things are happening. So one, we're continuing to see real strong demand and -- from customers that are new to Illumina, new to -- pick a segment. In the high throughput segment, 50% of NovaSeq orders came from customers that were new to Illumina, new to high throughput. And so we're continuing to see sort of an expansion of that market opportunity.

In NextSeqs, a couple of interesting dynamics playing out. One is 25% of NextSeqs 2000s were placed at customers that were new to Illumina. And so we're seeing, again, continued expansion in that market. The mid-throughput has also been really interesting in the last 18 months since we launched NextSeq 2000. Historically, when we launched an instrument, we're catalyzing an upgrade cycle. And that's what we thought when we were entering the NextSeq 2000 wave. We thought this is going to be the 550s that are upgrading to 2000.

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But if you look at the numbers, what's happening is we've -- it looks like we've dramatically expanded that market segment. If you look at the number of NextSeqs that we've placed over the last few years, it's been fairly steady for a number of years. This year, we're on track to double that number. And so what's happened is it's -- we're seeing sort of a big expansion there. Customers that have bought the 550s, validated their workflows, in some cases, they're using the Dx instruments, are continuing to buy those instruments. And we're seeing new applications emerge for the NextSeq 2000s. And so a very powerful dynamic.

But the strength is also showing up in the low throughput. We talked about the fact that MiSeq had its best quarter of any quarter in the last 5 years. And so across the board, we're seeing demand from an instrument placement perspective. Now we had a modest amount of instruments placed for NovaSeq as well in Q2 that we -- for COVID surveillance that we didn't expect. So we saw a little bit of a pull-through there. But the vast majority of this is our core business.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And that kind of leads me to the next question on where NovaSeq pull-through is going to be at the high end of the company's range that they have provided the $1.1 million to $1.2 million. When you look at the outlook in the second half and that strong pull-through, how much do you think of that is sustainable as we move into 2022?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. It's sort of an interesting dynamic because ordinarily, what I'd tell you is when you start to see pull-throughs go high, it usually means you're setting yourself up for an instrument purchase coming, right, our instrument purchase cycle. And here, I'm sitting in the quarter, I'll tell you, we're having the big instrument purchases and we're seeing utilization above the range we've talked about. And that's usually a really good sign in terms of people are buying not just because they're expecting demand, but they're already seeing it, and they're buying to fulfill demand. And so that's, I think, a really good sign.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And I just maybe wanted to touch one last one here, maybe on the quarter on China. Can you discuss some of the local partnerships that you're having there? I think also you made an announcement during the quarter on the genomics incubator in China. Maybe just talk on the trends that you're seeing in China.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. China has been a great story for us, right? So we continue to see growth out of China. Now if you look at this year, we -- even with the raise that we're doing for the year, I still expect China to outperform the rest of the company. So it will be above the growth range that we talk about  for the company.

And a number of things are playing out. One, we're seeing real growth in the clinical market in China. We are now placing instruments outside, so that first tier cities into second tier cities that are embracing sequencing, especially in areas like oncology.

And then also, our partners are doing really well. Our strategy in China from day 1 has been a partner-led strategy. So we have fantastic partners like Berry and Annoroad and Amoy and Burning Rock. And they are building their clinical offerings based on our sequencers. And they're terrific partners, doing really well. They're helping open up that clinical market. And they are great ambassadors from us in terms of our local China presence in that community.

We're also seeing growth in the research market in China, not as big as the clinical markets, but we're continuing to see growth there. And we are very pleased with the way our partners and us are sort of holding our position in China relative to competition.

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John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And maybe digging a little bit on to the COVID surveillance opportunity. We hosted a panel yesterday and actually kicking off the conference on NGS surveillance around COVID. We had representatives from Helix, CDC and Illumina. COVID added $55 million in 1Q, 65 -- $60 million in 2Q. Guidance is calling for the contribution around 5% to total growth. Can you provide us on your thoughts on what you think is the current state of the surveillance system in the U.S. today? And once we look out to maybe the second half of the year, what percentage of COVID cases in the U.S. are getting sequenced?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. This is going to be another case, I think, where we only later realize that COVID fundamentally changed things, and let me talk about how it changed sort of outbreak management. We at Illumina have been involved in managing outbreaks for a long time now. We were involved with Ebola. We were involved in SARS and MERS. We flew into the Congo to do some of the early sequencing with those outbreaks. And the way it's worked typically is an outbreak will happen. We will work with USAID or some other agencies. We will fly in with equipment. We will help the local teams, on the ground, sequence and identify the causative pathogen, do some additional work. And then typically, we'll fly out again. And that's how it's worked outbreak after outbreak.

This one, I think, has fundamentally changed things, and I don't think we'll ever go back to that model again. And what happened this time was we were called in as usual. It was sort of the end of 2019. Our teams were called into Wuhan, and we worked with the local teams there to identify the causative pathogen of that pneumonia of unknown origin. The first SARS-CoV-2 genome that was published in Jan 10 was published after NovaSeq. But the story didn't stop there.

Typically, we would have been involved in identifying it, again, flew in, flew out, but it didn't stop there. And we -- it became clear to us that there was going to be a need for a continued surveillance of this pathogen. And at the time, we started sharing our point of view. I wrote articles around a concept called the Bioforce to say, just like we have an Air Force and so on, we need this Bioforce.

And our reasoning was that the pathogen was going to continue to mutate and that we needed to understand whether the tools we were using to fight this outbreak, the PCR tools that we're looking at hotspots on the genome, the vaccines that were being developed, the therapies that would be -- with those would continue to be effective as the pathogen mutated. But frankly, nobody listened when -- other than the U.K. The U.K. did a fantastic job in March and April of the next year, and they launched the first national genomic surveillance programs that we did with them. And then it kind of went quiet. We had a little activity in Australia. But it all picked up in December when we started to see the new variants emerge, and we haven't looked back. It's been sort of go since then.

Now we are working in over 70 countries now around the world on pathogen surveillance for COVID. And I think now that there's a general understanding that genomic epidemiology is essential, that we are going to need a global pathogen surveillance network to fight future pandemics. The idea is that we can't stop future outbreaks, but we can make this the last pandemic if we are better about it in the future.

I remember there was this surreal moment in the White House last year where it became clear to the group in the room that this could have been a bioterrorist attack in the U.S. that had been circulating for months killing Americans, and we would not even know. And the point became clear that a global pathogen surveillance network is not only a global health priority, but it's a global defense priority. And that was another sort of tectonic shift that happened in the room where people are saying, we need this, right? We cannot be this vulnerable and this blind to an attack on our country.

And so we are now at the stage where I think there's general awareness. You are going to see these surveillance networks being set up nationally. There's also an awareness that this has to be a global network, that the best thing we can do is fight an outbreak where it happens rather than fight it when it comes to our shores.

And so you're seeing developed countries, philanthropies contribute to creating these networks in countries that some of them have never had sequencing before. But you're seeing money pour in to help create this global pathogen surveillance network. So this is going to be durable.

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Now there's still lots of questions to be answered around how is it going to be run, how much of it is health versus defense. And where does the sustained source of funding come from? How do you solve the last mile problem? So lots of thinking still to be done. So for this audience, a little too early to call a TAM. But I think we've seen a mindset change pretty dramatically.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And I know that you're not providing guidance next year, but any way to just think on -- just looking at where the consumable revenues are today, what is the level of sustainability? And maybe have you framed at all -- you did say 70 countries outside of the U.S. What percentage maybe the total surveillance piece is coming from the OUS?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes, it's too early, to be honest, and it's too dynamic a piece. Here's what we've said. We have said that we believe, at least for this year, we are not counting on any -- placing any more instruments, that we're assuming that the instruments that are going to be bought for surveillance have been bought in Q1 and Q2. And that we are assuming somewhere between $50 million to $60 million of consumable revenue over the course of this year.

I think all of us have seen the budgets that are being created and the numbers that are being bandied around. And they're pretty big numbers in terms of what could be allocated for a genomics-based pathogen surveillance here in the U.S. and in some cases, around the world. But candidly, it's just too early to know how that money is going to flow.

It's very clear. People are talking about money that will flow after September of this year, sometimes even September of next year. So it's very clear that this is not much of an impact this year, but the numbers that are being talked about are going to play out in sort of the outer years. But the process, the budgets, all of that is still being worked out. So it's too early to call.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

So maybe one last one on that, just on the instrument piece which you touched upon. Maybe can you talk a little bit on what types of customers these instruments have been placed with? And then maybe think about the durability of these instruments, maybe outside of COVID and looking into the next year, what are you seeing there, I guess, on trends and what opportunities maybe within these customers who shift to other areas?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So we're seeing a number of categories of types of customers that are getting these instruments. And I'll give you color sort of globally. There are a number of commercial labs that are -- and you heard from Helix yesterday, for example. A terrific example of a customer that has really contributed to this effort and moved their focus to COVID to help fight this battle. And that team, James is doing a fantastic work in terms of just extracting insights from the data that they're collecting. So we're working obviously very closely with them.

But you're seeing labs like that, commercial labs that are now part of this war effort, if you like, that are contributing to the overall sequencing capacity in the market. You are also seeing national health labs. And in some countries, the surveillance is driven by national sort of health labs that are focused on just COVID surveillance. And then you saw an -- you might have seen an announcement from us early this year about instruments we've placed in hospitals like one in Mumbai in the last few days -- a couple in Mumbai. So you're seeing sort of hospitals also contributing to this effort.

Now all of those will be using genomics going forward, even past COVID. If you look at Helix, they had a genomics business before. They'll have a genomics business after. If you look at a hospital, they're interested in COVID today, but these are the same people who would be interested in other genomic tests like cancer therapy selection or NIPT or genetic disease diagnosis. And so I'm pretty confident that the instruments being placed will have uses beyond genomic epidemiology, and that's typically how the customers are looking at it.

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John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And maybe stepping back, and not necessarily COVID surveillance, but navigating through COVID has definitely been a focus. As we look to beyond COVID and exiting the pandemic, how would you say that your key priorities have maybe changed over the last year or so? And where is the focus going forward?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes, it's a good question. Our first priority obviously has been to keep our employees safe and make sure that we are running the company in a way that -- make sure that we keep our employees safe. So as a company, we've changed a lot of how we work like every other company has had to do. About 40% of our company has continued to come into the company because they're necessary to perform experiments or build the instruments. And I'm really proud of the way the team has adopted to managing in this crisis.

We continue -- because we're deemed -- because of the use of our instruments who are deemed an important and essential health care service, and we've had to keep our customers up and running at the capacity they needed through the whole pandemic. And our teams have done that. And in fact, not only that, but you've seen this massive unexpected surge that we've been seeing. And our teams have very gracefully reacted to that in the midst of a very challenging supply chain environment. So I'm enormously proud of the commercial teams, the operations teams.

In terms of our strategic priorities, the one thing that has changed, obviously, is that genomic epidemiology has emerged as a strategic priority. It initially started because we want to do our part defining this pandemic, and it's taken on a bigger focus area than I would have thought 2 years ago. So it's clear genomic epidemiology is here to stay. It's clear it's durable. And it's also clear that we are going to have to take an active role in leading the emergence of that category with our customers, and we're up for that. So that's a priority for us right now.

The other priorities continue to be maintain -- sort of kind of maintain the innovation road map that has enabled our customers and the market segments we serve. We spend up to 18% of our revenue in R&D. We have this shockingly exciting road map that we're working on that we need to make sure it comes to market as fast as we can. And so maintain sort of that innovation road map.

We're doing a lot of work as another priority in terms of catalyzing a genomic testing as a standard of care in oncology, in reproductive health, in genetic disease testing, which means we have market access teams around the world that are working with the payer systems. We have a number of innovative studies going on with payers to catalyze the emergence of genomic testing in those markets. And then we have activities we do to catalyze new markets. And so a number of things that we're undertaking there on what we think will be the next big genomics markets.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And maybe before we dive in deeper there on just the sequencing systems and cycles. Just one here on GRAIL. Illumina previously said that they're committed to the GRAIL deal. Any updates that you can provide on the transaction? And any -- did the company provide any behavioral remedies that they've offered in relation to the transaction?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. So I'll give you the updates on GRAIL and what they've been up to quickly and then the GRAIL deal itself. So in the last few months, GRAIL has launched its product under the market, Galleri. I don't know if you guys haven't looked at it. I encourage you to talk to a doctor and look at it. I've done the test, and I was looking at some of the testimonials from the doctors that have done the test. And I want to share one because it was really moving to me.

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This doctor was talking about a clinical oncologist. She was talking about a patient of hers, who -- a man in his 50s, healthy, had actually just done a colonoscopy and was clear and had no symptoms, but he did the GRAIL test because a friend of his told him to do it. And what she said is they found stage 2 pancreatic cancer. Now she's saying, in her career, she's seen a lot of pancreatic cancer, but she's never seen a stage 2 because you don't catch stage 2 because there are no symptoms until stage 4. And when you do, then you have less than a year to live, 6 months to live.

Now that gentleman was able to go get surgery and is cured. And here's another thing she never thought she'd be able to say about a pancreatic cancer patient, right? You don't talk about cures in pancreatic cancer typically because you catch it so late. And so it just reminds me of the potential of this test, right? You have 10 million people a year that die of cancer, 600,000 in the U.S. So it's really a giant step forward for GRAIL to launch its test, and that happened over the last few months.

In terms of -- and then they also published one of the big study results, which was consistent with the results they've published before. False positive rate of less than 1%. Just really strong performance of the test.

In terms of the deal, there is no impediment to us closing in the U.S. right now. The FTC had injunction on us but dismissed the injunction. We are working with them on an administrative trial that starts on the 24th of August. We're also working though in Europe. So it's not just the U.S. We're working in Europe on 2 things. The European Commission is going through its review with us and we're in Phase 2 of that review, and we expect  a decision from them towards the end of the year. And then at the same time, we're challenging the jurisdiction of the European Commission to review the deal in Luxembourg, and we expect a trial to start in the fall. So those are the moving parts.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

So I guess maybe now just kind of digging in a little bit deeper. Historically, an important financial driver has been instrument cycles (inaudible) new step changes in performance and has generated meaningful revenues in the launch period. How do we think about the concept of important new instrument launch cycles and the contest at NovaSeq and potentially reaching that $100 genome?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes, I'd say new instruments continue to be important, strategically because we will be using new instruments and new price points to open up new markets and sort of expand the addressable market. For Illumina, we'll be using it to drive upgrade cycles. And you can expect us to continue to do that, right? And some of that 18% of revenue that we spend on R&D is on driving sort of the next great instrument and take the next set of instruments into the market.

Having said that, the scale of our business and the nature of our business means that the instruments part of our revenue is only like 16-ish percent of our total revenue. And so we are now pretty well diversified. And the growth you're seeing is driven a lot more by the consumable growth than by the instrument growth necessarily.

And so in the old days, everybody would be looking for the big pop from a single instrument, and there'd be lots of chatter before a conference about whether we're going to launch an instrument there. I think that's still exciting. But equally exciting is when you start to hear either guidelines change or reimbursement shows up. That drives a lot of revenue for us.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

No, that's helpful. And maybe just kind of a follow-up on there on product cycles, which typically follow that bell shape curve. As we're entering year 6 of the product cycle for the NovaSeq, could the recent level of placements be sustained maybe longer term? What's the ample room for growth there on penetration on the NovaSeq?

Francis A. deSouza - Illumina, Inc. - CEO & Director

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Yes. I mean the way I approach that question is I'd start from the market back and say, if you look at the majority of markets we're in, we're still in the very early stages of those markets, right? If you think about cancer therapy selection, that market is less than 10% penetrated, right? If you look at genetic disease testing, that market is very low single-digit penetrated, right? And so there is a huge amount of addressable market in front of  us with the products we have. And in a lot of cases, reimbursement is also in place. It's just now driving penetration into those markets. And so I'd say there's a lot of room for NovaSeqs just even expanding into those markets.

And if you look at markets like genetic disease testing, we're talking about whole exomes, whole genomes, that plays really well to our bigger instruments, right? If you look at cancer therapy selection, that market is moving towards larger panels and comprehensive genomic profiling. Again, really well suited to a high throughput instrument. And so there's a lot of headroom there.

Now we also hear very loudly from our research customers that if we drive the cost down more aggressively -- when we drive the cost down aggressively, they have big experiments that they want to do. That if you look at the genomics of complex disease, they want to run very large population cohorts to understand how genomics impacts complex diseases. If you talk to people running single-cell experiments, they want to do much, much larger experiments. And if you look at some of the multi-omic experiments with proteomics, and again, they want to do much larger experiments.

And so you can go to our research customers, and they will tell you, if you have a $100 genome today, here are the big experiments they want to do. If you had a $10 genome, this is what they want to do. And so there's a lot of headroom in the research market as we walk the prices down to unlock these giant experiments and drive revenue and research, but longer term, drive the clinical discoveries that will open up clinical applications for us.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

So maybe bring it back to today where -- or last year, you made the announcement that there was a $600 genome. Can you maybe talk a little bit on what evidence you've seen on the demand there on -- and from customers? Any color on the pacing or what your customers are using the NovaSeq kit?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. I remember -- yes, it was last year when we did the V1.5 and we did the $600 genome broadly available, and there was lots of the usual questions we get whenever we do that, which is you're lowering prices. Is that good? Is the market saturated? Are you just taking revenue away? And we have a lot of confidence because we'd hear from our customers about all the things they want to do. And so we were fairly certain we were unlocking the next wave of elasticity. And sure enough, that's what's happened.

If you look at NovaSeq since last summer, it has been on a tear. It's been on a tear from a consumables perspective. But now we've had back-to-back quarters of big orders quarters for NovaSeq, right? So the highest since we first launched the product in Q1 of 2017.

And so that price point reduction that we did last summer absolutely unlocked significant elasticity at the high end of the market. And again, it's based on the very direct feedback we get from our customers about specifically what they would like to do with the lower price points.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And then maybe one last one here, just on the R&D. Illumina spends nearly 20% of revenues on R&D, which is one of the highest of our coverage. While there's a series of new important instrument launches slicing up in different market segments, if you look back to 2010, how should we think about what types of new products come out of R&D? And any way to look maybe for the next 10 years on how that looks?

Francis A. deSouza - Illumina, Inc. - CEO & Director

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Yes. It's funny hearing you say we spend a lot on R&D because talk to our R&D team, and they will tell you, we're not spending as much as they would like because there's just so much to do. And that, I think, is sort of the headlines. There's just so much to do in terms of unlocking the remaining 90% of this market. And that shows up on a number of different vectors.

One, on the research side of the house, absolutely better, faster, cheaper is still important. You walk the price down from $600 to $100 to $10, you will still expand the market. And these are some of the most brilliant people in the world that have great ideas on the research they would do to unlock very important discoveries.

And so one part of our innovation road map continues to be sort of be the leader in accuracy while driving the price of sequencing. Like we want to be the relentless leader in terms of driving the price of sequencing down and broadening access to genomics, enabling the biggest experiments that you can imagine and the most accessible sequencers that you can imagine.

The other place of -- there are other places that we're obviously innovating. In a number of markets, we want to deliver end-to-end workflows, and we want to continue to streamline those end-to-end workflows. So you'll see us put together the end-to-end workflows. We have some really unique sort of front-end assets around library prep. We have some terrific assets from an analytics and reporting perspective. And we want to continue to expand what it means to be a sequencer, right?

So we initially used to output from our sequencers these image files, and then we move to outputting base calls. And it took the market a little while to embrace that. And now we've moved, by embedding the Edico technology in the sequencer, you can now go to variants of our machine -- straight off the machine. And so we're expanding what it means and how much value you should expect from your sequencer. That's an area we're going to continue to focus on to say how much more value can we deliver in the sequencer and how much easier can we make it for our customers.

We're going to focus on cleared products. So we're going to continue to expand the clinical menu that we offer into the market, both in terms of number of products and the number of countries those are available in. And then we're going to continue to invest in innovations. One of the things that's happened in the last 18 months that's interesting is by investing in our software capabilities, AI capabilities, we started to ease into that 5% of the market that used to be done by long reads, right? And so 2 years ago, and in fact, when we were looking to buy the long-read company, PacBio, I talked about the fact that areas like CYP2D6 were well suited to long-read technologies, and that was one of the reasons we like it. Today, we can do that on short reads. And it's purely based on the analytics investments we've made. A year ago, I'd have told you that paralogs were something that maybe we're better off on long reads. And today, we can do that as well, right?

And so we've been continuing to invest in sort of AI and machine learning and algorithms to just expand the percentage genome that's addressed by this 1 architecture and this 1 chemistry. So those are some of the areas that I can only give you generalities because we don't preannounce. But those are some of the areas we're investing in.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Yes, no, that's helpful. And you mentioned on these genetic programs that are bringing access to more people. Maybe discuss some of the PopGen programs, POPSEQ programs out there. I think at the beginning of the year, you talked about 450,000 samples. Maybe just any updates you could talk to on some of the major ones like the UK Biobank, GEL, all of those.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes. A couple of interesting things have happened. One, we're seeing the big programs sort of execute at scale even through the pandemic. So the All of Us program here in the U.S. is now processing at capacity. So it's doing about -- thousands of samples a week. The UK Biobank continues to run sort of full throttle. And so one good thing is that the big programs are up and running at capacity.

The other thing that's played out that is really interesting and exciting is that we are now seeing a lot more population sequencing programs that are actually running. So I've talked about the fact that in the second half of the year, we will see revenue from over 30 population sequencing programs that are running around the world. And that's terrific because it means you're seeing more countries embrace population sequencing programs.

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In a number of those cases, those are programs that are driven by the national health systems. What that means is that genomic testing is being baked into the workflows for national health systems. That's terrific because it's the start of genomic medicine for those countries. And so that's really great. It also means that there is more predictability in terms of the revenue we get from population sequencing programs because now there are a number of these programs that are running.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

And I guess maybe just one more on that. If you look out over the next 3 years, any key events or milestones to pay attention to with these programs that could increase the uptake on NGS technology?

Francis A. deSouza - Illumina, Inc. - CEO & Director

Yes, a few. I'd say, one, the NHS is going to continue to be an interesting one to watch. And there are a few things that are playing out with the NHS. One is they have rolled out genomic testing as a standard of care for a set of cancers. I mean it's 5 cancers and about 20 genetic diseases. That's likely to expand, right? And so there are way more than 5 cancers. They are way more than 20 genetic diseases. And so one of the things to continue to watch is how is that rollout happening, both in terms of number of patients that are taking -- that are getting those tests, but also the number of indications that are covered.

The other thing to watch from the NHS is this year, they're going to start to roll out the GRAIL test. So they've committed starting this year to roll out the GRAIL test to 165,000 people in the U.K., and then by 2023, 2024, to roll it out to 1 million and then go population-wide. That's huge. That's huge. This will be the first country in the world to have a population-wide screen for cancer, right? And the U.K. is committed to being -- moving from being among the worst in terms of cancer outcomes in Europe to among the best. And so I think all eyes are going to be on the NHS as they go through these 2 programs.

I think the other thing to watch out for is the emergence of genomics as a standard of care, and we'll continue to announce from time to time in other health care systems around the world. And again, once it gets into a system, it's a really strong place for the footprint of genomic testing to expand. And so continue to watch how many countries are just sort of embracing it and baking it into their health care systems.

And then in the U.S., the question's going to be what's next after All of Us, right? We're up and running. We're running at scale. It's really encouraging to see the kind of leadership that's in D.C. right now. I think Eric Lander, people like Frances Arnold. So we have the right people to rechart the course for us in the U.S. around genomics of the future. And so in the next 3 years, I think we're all going to be looking at sort of what's next from the U.S. And so those are some of the things to watch for.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Got it. And I guess as the clinical market becomes even a bigger portion of revenues, any way to think about how the margin impact is from that as it becomes larger versus research?

Francis A. deSouza - Illumina, Inc. - CEO & Director

The margins are similar, to be honest. I wouldn't view it as a margin story one way or another. I mean the big differences are going to be, one, clinical markets are much bigger, right? So as we talk about more of our markets are clinical, we're just tapping into much larger TAMs.

Two, clinical markets are much stickier. These are different from research projects that have a start and an end. That you get an NIH grant, it's a 1-year grant or 2-year grant, but then you have to go back. And once you are baked into a standard of care for something, you're in a really strong position and it's sticky, and you have a great opportunity then to expand the indications that you're in for.

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And so much bigger, sort of much stickier. It's a heavier lift to get into those markets because I'll tell you, for us, when we started to embark down the clinical path in 2013, we had to change the way we did everything. We reworked all our core processes. How we design the product, build the product, sell the product, market the product, support the product. And then even the products we sold. We had to get cleared products, end-to-end workflows. And so it's a heavier lift to get into it. But once you get in, it's a much bigger market and be much, much more sticky.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Got it. And maybe in the last minute here, just wrap things up, 1 question on just academic funding. And any thoughts on the outlook for next year in both the U.S. or maybe ex U.S. with EU and China, what you're seeing on the funding environment?

Francis A. deSouza - Illumina, Inc. - CEO & Director

The -- it's early, so final decisions haven't come out yet. But the early indications we're seeing are incredibly positive. The numbers that I talked about in terms of budgets for NIH and some of the other initiatives are all directionally really positive. People are talking about not just increases, but in some cases, historic increases in the budgets.

The other thing that's played out over the last year is that genomics has emerged in -- sort of in the -- people are talking about variants. People are talking about mutations. And so not only is the top line NIH budget likely to go up substantially, but the mix that is genomics, there are lots of favorable signs that, that should be a good -- there should be a good tailwind for genomics there.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Great. Well, with that, we're out of time. Francis, thank you very much for coming in here today and participating in person.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Thanks for hosting us, John.

John Newton Sourbeer - UBS Investment Bank, Research Division - Equity Research Associate

Thanks.

Francis A. deSouza - Illumina, Inc. - CEO & Director

Thank you, guys.

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